Via Facsimile and U.S. Mail
Mail Stop 6010

October 10, 2007

Mr. Matthew Emmens
Chief Executive Officer
Shire plc
Hampshire International Business Parch, Chineham
Basingstoke, Hampshire, England, RG24 8EP

Re: Shire plc
**   Form 10-K for the Fiscal Year Ended December 31, 2006**
**   Filed March 1, 2007**
**   File No. 000-29630**

Dear Mr. Emmens:

        We have completed our review of your Form 10-K and have no further comment at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief